January 22, 2016

Loan Lauren P. Nguyen Legal Branch Chief Office of Natural Resources United States Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Snyder’s-Lance, Inc. Registration Statement on Form S-4 File No.: 333-208214 Rule 461 Request for Acceleration

Dear Ms. Nguyen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Snyder’s-Lance, Inc. (“Snyder’s-Lance”) requests that the effectiveness of the Registration Statement on Form S-4 (File No.: 333-208214) (the “Registration Statement”) be accelerated to 4:30 p.m., Eastern Time, on Monday, January 25, 2016, or as soon thereafter as practicable.

Snyder’s-Lance acknowledges that the disclosure in the Registration Statement is the responsibility of Snyder’s-Lance. Snyder’s-Lance represents to the Commission that:

•	should the Commission or the Staff of the Office of Natural Resources of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Snyder’s-Lance from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	Snyder’s-Lance may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Martin Glass at (212) 891-1672 or Kevin T. Collins at (212) 891-1634 or Jason M. Casella at (212) 891-1646 with any questions you may have concerning this request. In addition, please notify Mr. Glass when the request for acceleration has been granted.

Sincerely,

Snyder’s-Lance, Inc.

By: /s/ Gail Sharps Myers
Vice President, Chief General Counsel and Secretary